Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change October 29, 2009
Item 3	News Release The news release dated October 29, 2009 was disseminated through Marketwire’s Canada and US Timely Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that the release of the company’s Third Quarter 2009 financial results will take place on Thursday, November 5, 2009.
A conference call with management to review the Third Quarter 2009 financial results, Pirquitas and other project activities is scheduled on Friday, November 6, 2009 at 11:00 a.m. EDT.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated October 29, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 29th day of October, 2009

October 29, 2009	News Release 09-33

THIRD QUARTER 2009 RESULTS AND CONFERENCE CALL

Vancouver, B.C. – Silver Standard Resources Inc. reports that the release of the company’s Third Quarter 2009 financial results will take place on Thursday, November 5, 2009.

A conference call with management to review the Third Quarter 2009 financial results, Pirquitas and other project activities is scheduled on Friday, November 6, 2009 at 11:00 a.m. EDT.

Toll-free in North America:                                                               (800) 967-7185
All other calls:                                                                       (719) 325-2320

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/presentations.cfm.

The call will be archived and available at www.silverstandard.com after November 6, 2009.

Audio replay will be available for one week by calling:

Toll-free in North America:                                                                (888) 203-1112, replay passcode 2044076.
Overseas callers may dial:                                                                  (719) 457-0820, replay passcode 2044076.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of the release of financial results, development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

(Source: Silver Standard Resources Inc.)